Filed by Avanex Corporation (Commission File No. 000-29175)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 000-31581)

The following is a series of slides relating to the planned merger between Avanex Corporation ("Avanex") and Oplink Communications, Inc. presented by Paul Engle, Avanex's President and Chief Executive Officer, to financial analysts and other members of the financial and investment community.

AVANEX®



Building a Brighter Future: Avanex/Oplink Merger

Legal Disclaimer

This presentation contains forward-looking statements, including forward-looking statements regarding the amount and timing of synergies that may be achieved in connection with the Merger, the strength of the combined company's balance sheet, the degree to which the combined company will alter the competitive landscape in its industry, prevailing market conditions and the combined company's ability to successfully introduce new products. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include the possibility that the Merger may not close, the failure by the combined company to retain key employees, the failure of the combined company to manage the cost of integrating the two companies and to effectively integrate the two companies, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular in the optical networks industry, the combined company's inability to sufficiently anticipate market needs and higher than anticipated expenses the combined company may incur in future quarters or the inability to identify expenses which can be eliminated and the efficiencies in its operations. In addition, please refer to the risk factors contained in each of Avanex's and Oplink's SEC filings including, without limitation, Avanex's and Oplink's most recent quarterly report on Form 10-Q filed with the SEC on May 13th, 2002 and May 15th, 2002, respectively.

Avanex and Oplink assume no obligation and do not intend to update these forward looking statements.

Optical Network Market-Drivers

Network Drivers

- Complex Applications
- End-to-end Connectivity
- Cost / ROI for Operators



Equipment Drivers

- Cost/Performance
- Functionality
- Flexibility

Component Drivers

- Technological Innovation
  - Tunability
  - Density
  - Dispersion Compensation
- One-stop Shopping
  - Strategic Partnerships
- High-Volume / Low Cost

Avanex/Oplink Merger Details

- Merger announced on March 19, 2002
  - This combination will create a leading supplier of optical subsystems, modules and components
- Target completion date June 30, 2002
- Both companies will continue to operate as independent companies until merger closes
- Intense integration planning underway at present

"New" Avanex Mission

Mission: To be a tier-one strategic partner, providing the broadest range of reliable, cost-effective, high performance passive optical subsystem, module and component solutions in the industry

Enabled by –

- Outstanding technical expertise
- Unparalleled systems knowledge
- Customer focused development and design approach
- Cost efficient manufacturing

Customer Benefits

- ✓ Greater leverage for increased partnership
- ✓ Enhanced product portfolio for full range of products
- ✓ Leading edge, next generation technology
- ✓ World class manufacturing
- ✓ Roadmap for continued cost improvement
- ✓ The same high level of service and support
- ✓ Strengthened financial position for long term sustainability

Strategic Merger of Equals

AVANEX®

- Strong Subsystem Expertise
- Next-generation Technologies
- Top-tier Customer Base
- Strong R&D Capabilities
- Cash and Sustainability

OPLINK COMMUNICATIONS

- Broad Product Line
- Strong Components Technology
- Strategic OEM Customer Base
- Cash and Sustainability
- Off-shore Manufacturing

NewCo

- ☑ Strong competitive positioning
- ☑ Expanded, Vertically Integrated Product Portfolio
- ☑ Strong development team
- ☑ Opportunities for strategic diversification
- ☑ Scalable off-shore mfg
- ☑ Cost-effective operations
- ☑ Strong financial position

Strong Competitive Position

Passive Components Players

Last Twelve Months Revenue, as of March 31, 2002 ($mm)


0
50
100
150
1,500
JDS Uniphase
1,478
NEWCO
94
Oplink
50
Avanex
44
Bookham
23
Alliance Fiber
17

SOURCE: Company reports

Expanded Product Portfolio

Assumes combined product offering of Avanex and Oplink



Transmitter
Multiplexer
Dispersion Compensator
Amplifier
Add/Drop Module
Optical Cross Connect
Demultiplexer
Receiver
Modules
Modulators
Wavelength Locker
Gain Flattening Filters
Source Lasers
Isolators
Modules
Bragg Gratings
Couplers/Splitters
Interleavers
Thin Film Filters
AWGs
VOAs
Modules
Polarization Mode
Chromatic Disp
Modules
Doped Fiber
Couplers
Isolators
Pump Lasers
Gain Flattening Filters
Couplers/Splitters
VOAs
DGE
Modules
Couplers/Splitters
Circulators
Bragg Gratings
Thin Film Filters
Interleavers
AWGs
VOAs
Modules
Opto-mechanical
Thermo-optical
Bubble
Liquid Crystal
MEMs
Other
Modules
Lenses
Photodiodes

Avanex's Products



DWDM

- **PowerFilter™** – unique packaging allows low loss characteristics
- **PowerMux™** – highest channel count device commercially available; upgradeable to any channel count



Dispersion Comp. & Mgmt

- **PowerShaper™** – fixed and tunable chromatic dispersion compensation module



OADM

- **PowerExchanger™** – high channel count, upgradeable
  - Fixed OADM
  - Smart OADM



Metro EDFA

- **PowerExpress™** – low loss, bi-directional with dispersion management



DGE & DCE

- **PowerLeveler™** – low loss, dynamic EDFA gain flattening



OWR & ROADM

- **PowerRouter™** – low loss, dynamic wavelength routing

Oplink's Products



DWDM

- High channel count
- High channel isolation
- Low insertion loss
- Low profile packaging
- Wide Passband



Amplifier Modules

- Wide dynamic range
- Compact package design
- Low power consumptions
- Intelligent integration



Amplifier Components

- Low insertion loss
- Wide operating wavelength range
- High isolation
- Low PDL and PMD
- Low WDL
- Array and hybrid solutions
- Compact size



Switching/Routing & Signal Conditioning

- Excellent stability and reliability
- Compact design
- Fast switch times
- Low insertion loss
- High channel isolation

Strategic Product Diversification

- Expand Passives Portfolio
- Focus on Integrated Optics and Subsystem Solutions
  - Passives, actives and integrated circuit technologies




OPLINK
Optical Pre-Amplifier



Strong R&D Capabilities

The combined company will have:

- Over 250 employees in R&D&E, including over 50 Ph.Ds
- Wide base of engineers with optical, mechanical, electrical and software expertise
- Diverse base of core-chip technologies
- Strong patent portfolio
- Focus on next generation technologies and platforms
- Expertise in a variety of product families & technologies

Technology Partnership Program

Accelerate time-to-market for best of breed technologies


OEM Customers
Avanex/Oplink Technology
Packaging Expertise
Manufacturing Expertise
Design Expertise
New Technologies
New Technologies
New Technologies

Offshore Manufacturing



Offshore Capacity
Sq. Ft. (000's)
600
400
200
0
CY98
CY99
CY00
CY01
Shanghai
Filters, crystals
Materials, subassemblies
Zhuhai
Volume product
manufacturing

ISO 9000:2000
Compliant

Manufacturing



Zhuhai, China


OPLINK
上海光聯

Shanghai, China

Offshore Manufacturing

- Highest Quality
- Cost Efficient
- Positioned for Expansion

Process Improvement Programs

- Process Automation
- Production Automation
- Test Automation
- Production Control and QC
- Worldwide Logistics

Cost Leadership Through..


Automation Advances
Material Management / Vertical Integration
Manufacturing Cost Improvements
Product Design Innovations
Process Improvements
Continuous Improvement

Operations and Financial Position


Cash (in $MM)
$240
$120
$0
Avanex
Oplink


Employees
2000
1000
0
Avanex
Oplink


Facilities Space (sq ft)
750000
500000
250000
0
177K
605K
Avanex
Oplink

Post-Merger Leadership

- Board leadership
  - Paul Engle, Co-chairman
    - (current President & CEO, Avanex)
  - Walter Alessandrini
    - (current Avanex chairman)
  - Joe Liu, Co-chairman
    - (current Oplink chairman)
  - Fred Fromm
    - (current President & CEO, Oplink)
- Management leadership
  - Paul Engle, CEO
  - Fred Fromm, integration consultant
  - Bruce Horn, CFO (currently CFO, Oplink)

Additional Information About the Merger and Where to Find it

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Additional Information (cont.)

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's and Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

AVANEX®



ENABLING THE ALL-OPTICAL NETWORK

AVANEX®
PROPRIETARY